SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 30, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated October 30, 2003, regarding third quarter report.

s	Third quarter report 2003 October 30, 2003 For the German market: Notification pursuant to Section 15 WpHG

Ericsson reports profit in the third quarter, restructuring excluded

Third quarter summary

•	Net sales SEK 28.0 b. – book-to-bill above 1 for third consecutive quarter
•	Net income SEK -3.9 b. – adjusted income after financial items SEK 1.0 b.
•	Earnings per share SEK -0.25
•	Adjusted gross margin 35.9%—up 0.8%-points sequentially despite weakening USD
•	Operating expense run rate SEK 38 b. – down SEK 4 b. sequentially
•	Cash flow before financing SEK 9.1 b. – net of financial assets and liabilities SEK 20.5 b.

	Third quarter			Second quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked, net	28.1	20.5	37%	28.3	-1%
Net sales	28.0	33.5	-16%	27.6	2%
Adjusted gross margin (%)	35.9%	32.6%	—	35.1%	—
Adjusted operating income	1.3	-3.2	—	-0.2	—
Adjusted income after financial items	1.0	-3.6	—	-0.2	—
Net income	-3.9	-5.0	—	-2.7	—
Earnings per share	-0.25	-0.41	—	-0.17	—
Cash flow before financing activities	9.1	-2.7	—	5.1	—
Opex run rate, annualized	38	52	-27%	42	-9%
Number of employees	53,401	71,723	-26%	57,644	-7%

Book-to-bill was above one for the third consecutive quarter. Order bookings decreased sequentially by 1% to SEK 28.1 (20.5) b. Net sales in the third quarter grew 2% sequentially to SEK 28.0 (33.5) b. Currency exchange effects have had a negative impact on sales of 9% year-over-year.

Adjusted gross margin improved sequentially by 0.8 percentage points to 35.9% (32.6%) as a result of ongoing restructuring. Operating expense reductions are well on track, reaching an annualized run rate of SEK 38 (52) b. Adjusted income after financial items was SEK 1.0 (-3.6) b. compared to SEK -0.2 b. in the second quarter. Net currency exchange effects have had a negative impact of SEK 0.9 b. on operating income in the quarter.

Cash flow before financing was SEK 9.1 (-2.7) b. with major contributions from reductions in working capital and customer financing. The financial position was significantly strengthened with a net of financial assets and liabilities of SEK 20.5 b. Payment readiness remains high at SEK 71.4 (66.6) b.

CEO COMMENTS

“Ericsson is back to profit, which is an important milestone, but a lot still remains to be done before we reach good profitability,” says Carl-Henric Svanberg, President and CEO of Ericsson. “The cost savings, as well as cash flow and gross margin improvements are the result of dedicated employees with a clear understanding of the need to be in control of our own destiny.

Our direction is clear. We are targeting an operating expenses run rate of SEK 33 b. by Q3 2004 and will continue to focus on cost and operational excellence. We must respond even quicker to customers’ changing needs and leverage our technology and market leadership. This is the way to secure the profitability and cost advantages attainable by the market leader.

We are well positioned to capture new opportunities and are encouraged by our continued leading position in the market. We have gained a number of key contracts within the rapidly expanding markets for 3G/EDGE and MMS. Our solid 2G GSM position remains an important platform for further business expansion. We also see an increasing interest in our strong service offering where professional services have become a natural extension of our network contracts.

Leadership in this changing industry requires a clear understanding of operator and consumer needs in different markets. The ability to support operators in their launch of new services, changing business models and high quality standards in end-to-end solutions is crucial. A prerequisite is operational excellence in all aspects of our business,” concludes Carl-Henric Svanberg.

MARKET VIEW

Applications with rich consumer experience like sending and receiving pictures, downloading music, accessing e-mail and checking news over the mobile phone are gaining momentum. This drives the need for higher capacity and speeds, improved interoperability and higher quality of service in the mobile networks.

New service applications are of interest to the operator not only to drive new business but also to attract and retain high volume voice users, as such users are early adopters of new services. Today there are more than 160 commercially launched MMS installations of which we have 50% market share.

Broadband in fixed networks, with its dramatically improved speed, is growing strongly. Mobility has built its tremendous success on the advantages of convenience and reachability. 3G now combines mobility and broadband capabilities opening obvious new opportunities.

The number of WCDMA subscriptions is accelerating and by the end of the quarter there were 1.7 million subscriptions. The introduction pace mirrors the rollout of GSM, ten years ago. Major operators are now working toward confirmed launch dates. Within the CDMA standard, the number of CDMA2000 users is growing rapidly.

The global number of mobile subscriptions continues to grow on pace to reach close to 2 billion subscriptions during 2008. The growth is particularly strong in China, India and Russia partly driven by tariff reductions. Today, world penetration is only 20% with a total of 1.28 billion subscriptions. Asia-Pacific still only has 12% penetration in mobile subscriptions while Western Europe and North America has 80% and 51% respectively. We expect between 165 and 180 million net additions this year.

The industry is recovering. Operators are successfully reducing debt and strengthening their financial position. The gradual shift in focus from financial restructuring to business development leads us to believe that the market is stabilizing and that the dramatic market decline is behind us.

OUTLOOK

We maintain our view that the global mobile systems market, measured in USD, could decline by more than 10% this year compared with 2002. The addressable market for professional services is expected to continue to show good growth.

We expect to maintain our shares of the mobile systems and professional services markets this year. Due to currency exchange effects, our reported sales in SEK will decline more than the overall market, which is estimated in USD. Due to seasonality, sales for the fourth quarter are expected to show significant sequential growth.

We expect the mobile systems market in 2004 to be in line with 2003.

OPERATIONAL REALIGNMENT

The cost of sales projects contributed to an improvement of the adjusted gross margin to 35.9% (32.6%), a sequential increase of 0.8 percentage points from 35.1%. The targeted annualized run rate of operating expenses of SEK 38 b. was achieved one quarter ahead of schedule and was reduced by SEK 4 b. sequentially. The earlier announced reduction targets in cost of sales and operating expenses by the third quarter 2004 remains.

Total restructuring charges were SEK 5.4 b. during the quarter and SEK 12.4 b. year-to-date. Estimated total restructuring costs for 2003 remain at SEK 16.3 b., which concludes the announced restructuring programs. Cash outlays in the quarter were SEK 2.7 b.

During the quarter, headcount was reduced by 4,200, bringing the number of employees to 53,400 (71,700). The previous headcount target remains with total number of employees reaching 47,000 during 2004.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

Income

Both orders and sales were essentially flat compared to the second quarter. The book-to-bill ratio remained above 1.0 for the third consecutive quarter.

Orders booked were SEK 28.1 (20.5) b. Year-over-year orders increased by 37%, largely due to substantial improvement in demand in China and India. Adjusted for currency exchange effects and cancellations in the third quarter 2002 the increase was 16%.

Increased order development in Western Europe compensated for weaker order intake in Central and Eastern Europe. Orders in Asia Pacific were slightly down from the second quarter. The Americas was slightly up mainly due to increased orders booked in Latin America and stable demand in the US.

Sales grew 2% sequentially to SEK 28.0 (33.5) b. but declined 16% year-over-year. Currency adjusted sales were down 7% year-over-year. Sales in Asia Pacific and Latin America increased sequentially with major contributions from China, Japan and Mexico. The increase was offset by lower sales in Europe, while Middle East and Africa sales continued to develop favorably.

Gross margin adjusted for restructuring costs improved for the third consecutive quarter to 35.9% (32.6%), a sequential increase from 35.1%. Continued cost reductions and improved capacity utilization were the main contributors.

Adjusted operating expenses were reduced SEK 0.5 b. sequentially to SEK 9.6 (13.7) b. Operating expenses include a SEK 0.5 b. customer financing risk provision. The annualized run rate was SEK 38 (52) b., down from SEK 42 b. in the second quarter.

Adjusted operating income was SEK 1.3 (-3.2) b. compared to SEK -0.2 b. the previous quarter. Adjusted income after financial items was SEK 1.0 (-3.6) b. compared to SEK -0.2 b. in the second quarter. Net effects of currency exchange differences on operating income compared to rates one year ago were SEK -0.9 b. in the quarter and SEK -1.5 b. year-to-date. Excluding effects from currency hedging contracts this effect would have been SEK -2.2 b. year-to-date.

Net income was SEK -3.9 (-5.0) b. for the quarter. Financial expenses increased somewhat during the quarter due to increased interest rates tied to our credit rating.

Earnings per share were SEK -0.25 (-0.41).

Balance sheet and financing

The financial position improved significantly as the net of financial assets and debt increased sequentially from SEK 11.0 b. to SEK 20.5 (3.8) b. Cash improved by SEK 7.2 b. sequentially.

Days sales outstanding (DSO) for trade receivables were 93 (109), a decrease by eight days sequentially. Inventory turnover was more than 5.7 (4.3) turns.

Customer financing risk exposure remained unchanged at SEK 11.8 (24.9) b. in the quarter. Customer financing credits on balance sheet were reduced sequentially from SEK 10.0 b. to SEK 4.3 (12.7) b., largely due to payments received from credits sold in the second quarter, including the France Telecom bonds. Certain credit commitments expired unutilized, reducing the balance of outstanding commitments from SEK 11.0 in the second quarter to SEK 6.7 (14.0) b.

A credit facility of USD 1 b. scheduled to expire in 2004 was extended to 2007.

The equity ratio was 34.5% (36.0%) compared to 36.0% at the end of the previous quarter.

Cash flow

Cash flow before financing activities improved significantly sequentially and amounted to SEK 9.1 (-2.7) b. of which net payments received for customer financing credits contributed with SEK 5.3 b. Cash flow from investing activities was SEK -0.8 b. net.

Payment readiness increased sequentially by SEK 2.6 b. to SEK 71.4 (66.6) b. Payment readiness is expected to remain at approximately SEK 70 b. at year-end, including repayments of approximately SEK 2.2 b. of debt scheduled for the fourth quarter.

SEGMENT RESULTS

SYSTEMS

	Third quarter			Second quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked	26.5	17.9	48%	26.3	1%
Mobile Networks	21.5	12.4	73%	20.0	7%
Fixed Networks	1.5	1.8	-14%	1.7	-12%
Professional Services	3.5	3.7	-7%	4.6	-24%
Net sales	25.9	30.6	-15%	25.2	3%
Mobile Networks	19.8	23.9	-17%	18.9	5%
Fixed Networks	1.7	2.4	-30%	2.2	-23%
Professional Services	4.4	4.3	2%	4.1	8%
Adjusted operating income	1.2	-1.1	—	0.6	—
Adjusted operating margin (%)	5%	-4%	—	2%	—

Systems orders grew sequentially to SEK 26.5 (17.9) b. Orders for Mobile Networks increased by 7%, mainly driven by 3G orders, WCDMA as well as CDMA2000.

Systems sales increased 3% sequentially to SEK 25.9 (30.6) b., with encouraging strong performance in professional services. The GSM/WCDMA track decreased by 4% sequentially and was down 9% year-over-year, adjusted for currency exchange effects. The WCDMA equipment and associated network rollout services share of total Mobile Network sales remained stable.

Sales of Professional Services increased by 8% sequentially to SEK 4.4 (4.3) b., and now represents 17% of total Systems sales. Adjusted for currency exchange effects year-over-year growth was 12%.

Benefits of the restructuring programs contributed to the increase of adjusted operating income to SEK 1.2 (-1.1) b.

OTHER OPERATIONS

	Third quarter			Second quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked	2.0	3.1	-35%	2.3	-13%
Orders booked less divestitures	2.0	2.4	-17%	2.3	-13%
Net sales	2.5	3.4	-26%	2.5	0%
Net sales less divestitures	2.5	2.6	-4%	2.5	0%
Adjusted operating income	0.1	-1.2	—	-0.3	—
Adjusted operating income less divestitures	0.1	-0.7	—	-0.3	—
Adjusted operating margin (%)	5%	-35%	—	-14%	—
Adjusted operating margin less divestitures (%)	5%	-27%	—	-14%	—

Orders booked for comparable units, excluding divested operations, declined 17% year-over-year and 13% sequentially.

Sales for comparable units were flat year-over-year as well as sequentially. Adjusted operating income improved sequentially partly due to some positive one-time effects.

PHONES

The operating results of Sony Ericsson Mobile Communications (SEMC) improved in the quarter. Ericsson’s share in earnings was SEK 0.2 (-0.6) b., compared to SEK -0.2 b. in the second quarter. This improvement was due to positive market acceptance of new imaging phones, supply chain improvements and increased operating efficiency. Year-over-year, GSM unit shipments increased 73% and shipments to the Japanese market increased 130%, primarily driven by high demand for imaging phones.

SEMC expects to be profitable for the second half of 2003. Volume and sales are expected to grow during the fourth quarter but due to an increased proportion of lower priced models in the product mix the current level of profitability may not be sustained in the next quarter.

RELATED PARTY TRANSACTIONS

Transactions with Sony Ericsson Mobile Communications (SEMC)

SEK m.	Third quarter 2003	Third quarter 2002
Sales to SEMC	989	1,684
Royalty from SEMC	145	61
Purchases from SEMC	590	1,049

Receivables from SEMC	249	361
Liabilities to SEMC	495	1,046

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 1.3 (1.2) b. and income after financial items, excluding restructuring costs, was SEK 3.5 (0.3) b.

Major changes in the company’s financial position for the nine-month period were increased current and long-term commercial and financial receivables from subsidiaries of SEK 23.2 b., which were financed primarily through increased internal borrowings of SEK 26.6 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 65.3 (59.3) b.

In accordance with the conditions of the 2001 Stock Purchase Plan for Ericsson employees, 2,010,687 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2003 was 307,542,178 Class B shares.

Stockholm, October 30, 2003

Carl-Henric Svanberg

President and CEO

Date for next report: February 6, 2004

AUDITORS’ REPORT

We have reviewed the report for the nine-month period ended September 30, 2003, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the third quarter report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, October 30, 2003

Carl-Eric Bohlin	Bo Hjalmarsson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/9month03-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044; E-mail: henry.stenson@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: lotta.lundin@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: pia.gideon@ericsson.com

Åse Lindskog, Director, Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: ase.lindskog@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: ola.rembe@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jul – Sep			Jan – Sep
SEK million	2003	20021)	Change	2003	20021)	Change
Net sales	28,039	33,513	-16%	81,511	109,024	-25%
Cost of sales	-19,084	-24,241	-21%	-56,957	-75,963	-25%

Gross margin	8,955	9,272		24,554	33,061

Research and development and other technical expenses	-6,846	-8,168	-16%	-19,827	-22,353	-11%
Selling expenses	-3,354	-5,153	-35%	-10,888	-16,375	-34%
Administrative expenses	-3,423	-2,229	54%	-7,069	-7,492	-6%

Operating expenses	-13,623	-15,550		-37,784	-46,220

Other operating revenues and costs	431	230		540	1,268
Share in earnings of JV and associated companies	247	-629		-860	-1,209

Operating income	-3,990	-6,677		-13,550	-13,100

Financial income	741	569	30%	2,755	2,098	31%
Financial expenses	-1,064	-991	7%	-3,138	-3,883	-19%

Income after financial items	-4,313	-7,099		-13,933	-14,885

Taxes	400	2,108		3,067	4,457
Minority interest	-33	-6		-120	-256

Net income	-3,946	-4,997		-10,986	-10,684

1) In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other Information

Average number of shares, basic (million)				15,822	11,458
Earnings per share, basic (SEK)	-0.25	-0.41		-0.69	-0.93
Earnings per share, diluted (SEK)	-0.25	-0.41		-0.69	-0.93

NOTE 1

Items affecting comparability
Non-operational capital gains/losses, net	-10	118		-15	217
Restructuring costs, net	-5,449	-4,209		-12,441	-5,691
Capitalization of development expenses, net	182	641		1,208	2,556

Total	-5,277	-3,450		-11,248	-2,918

– of which in
Cost of sales	-1,111	-1,669		-4,020	-2,107
Operating expenses	-3,994	-1,899		-6,623	-1,258
Other operating revenues and costs	-172	118		-340	217
Share in earnings of JV and associated companies / phones	—	—		-265	230

NOTE 2

Key measurements, excluding items affecting comparability
Net Sales	28,039	33,513		81,511	109,024
Adjusted gross margin	10,066	10,941		28,574	35,168
— as percentage of net sales	35.9%	32.6%		35.1%	32.3%
Adjusted operating expenses	-9,629	-13,651		-31,161	-44,962
— as percentage of net sales	34.3%	40.7%		38.2%	41.2%
Adjusted other operating revenues and costs	603	112		880	1,051
Share in earnings of JV and assoc. companies	247	-629		-595	-1,439

Adjusted operating income	1,287	-3,227		-2,302	-10,182
Adjusted operating margin (%)	4.6%	-9.6%		-2.8%	-9.3%
Adjusted income after financial items	964	-3,649		-2,685	-11,967

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2003	Dec 31 20021)	Sep 30 20021)

ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	4,408	3,200	2,556
Goodwill	6,231	8,603	8,440
Other	716	806	1,710

Tangible assets	6,400	9,964	12,436

Financial assets
Equity in JV and associated companies	2,662	1,835	1,978
Other investments	548	2,243	2,252
Long-term customer financing	3,041	12,283	11,194
Deferred tax assets	28,875	26,047	26,266
Other long-term receivables	1,802	2,132	3,298

	54,683	67,113	70,130

Current assets
Inventories	11,381	13,419	20,595

Receivables
Accounts receivable—trade	29,047	37,384	41,757
Short-term customer financing	1,296	1,680	1,516
Other receivables	17,161	23,303	30,205

Short-term cash investments, cash and bank	69,552	66,214	74,394

	128,437	142,000	168,467

Total assets	183,120	209,113	238,597

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	60,860	73,607	82,839

Minority interest in equity of consolidated subsidiaries	2,239	2,469	2,947

Provisions
Pensions	11,581	10,997	10,846
Other provisions	23,470	21,357	21,391

	35,051	32,354	32,237

Long-term liabilities	28,124	37,066	37,935

Current liabilities
Interest-bearing liabilities	10,448	14,321	22,608
Accounts payable	8,568	12,469	13,834
Other current liabilities	37,830	36,827	46,197

	56,846	63,617	82,639

Total stockholders’ equity, provisions and liabilities	183,120	209,113	238,597

Of which interest-bearing provisions and liabilities	49,018	61,463	70,579

Net debt	-20,534	-4,751	-3,815

Assets pledged as collateral	7,631	2,800	3,499
Contingent liabilities	3,003	3,116	8,044

1)	Restated for change in accounting principle regarding financial instruments (RR 27), and with all deferred tax assets reported as long-term.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul—Sep		Jan—Sep		Jan—Dec
SEK million	2003	20021)	2003	20021)	2002
Net income	-3,946	-4,996	-10,986	-10,683	-19,013
Adjustments to reconcile net income to cash	455	-136	2,227	-4,551	-1,832

	-3,491	-5,132	-8,759	-15,234	-20,845

Changes in operating net assets
Inventories	1,106	2,695	2,038	1,700	8,599
Customer financing, short-term and long-term	5,273	-451	8,220	700	-2,140
Accounts receivable	882	3,944	7,680	10,518	9,839
Other	6,150	-5,269	9,006	-8,411	-5,541

Cash flow from operating activities	9,920	-4,213	18,185	-10,727	-10,088

Product development	-458	-662	-1,731	-2,659	-3,442
Other investing activities	-357	2,152	-1,556	4,647	6,426

Cash flow from investing activities	-815	1,490	-3,287	1,988	2,984

Cash flow before financing activities	9,105	-2,723	14,898	-8,739	-7,104

Dividends paid	-192	-409	-209	-432	-645
Other equity transactions	3	28,957	5	28,957	28,942
Other financing activities	-1,453	1,219	-10,988	-12,751	-22,700

Cash flow from financing activities	-1,642	29,767	-11,192	15,774	5,597

Effect of exchange rate changes on cash	-269	-201	-368	-1,566	-1,203

Net change in cash	7,194	26,843	3,338	5,470	-2,710

Cash and cash equivalents, beginning of period	62,358	47,551	66,214	68,924	68,924

Cash and cash equivalents, end of period	69,552	74,394	69,552	74,394	66,214

1)	Capitalization of development expenses, previously reported in Adjustments to reconcile net income to cash, are as from Q4 2002 included in Investing activities. Figures for 2002 are restated.

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Sep 2003	Jan-Dec 2002	Jan-Sep 2002
Opening balance	73,607	68,587	68,587

Stock issue, net	158	28,940	28,958

Sale of own shares	5	2	—

Stock Purchase Plan	125	12	—

Conversion of debentures	—	—	—

Repurchase of own stock	-158	—	—

Dividends paid	—	—	—

Changes in cumulative translation effects due to changes in foreign currency exchange rates	-1,891	-4,921	-4,022

Net income	-10,986	-19,013	-10,684

Other changes	—	—	—

Closing balance	60,860	73,607	82,839

ERICSSON

CONSOLIDATED INCOME STATEMENT ISOLATED QUARTERS

	2002 1)				2002 1)
SEK million	0203	0206	0209	0212	Q1	Q2	Q3	Q4
Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749
Cost of sales	-25,253	-51,722	-75,963	-104,224	-25,253	-26,469	-24,241	-28,261

Gross margin	11,713	23,789	33,061	41,549	11,713	12,076	9,272	8,488

Research and development and other technical expenses	-7,624	-14,185	-22,353	-30,510	-7,624	-6,561	-8,168	-8,157
Selling expenses	-5,592	-11,222	-16,375	-21,896	-5,592	-5,630	-5,153	-5,521
Administrative expenses	-2,552	-5,263	-7,492	-9,995	-2,552	-2,711	-2,229	-2,503

Operating expenses	-15,768	-30,670	-46,220	-62,401	-15,768	-14,902	-15,550	-16,181

Other operating revenues and costs	771	1,038	1,268	773	771	267	230	-495
Share in earnings of JV and assoc. companies	-56	-580	-1,209	-1,220	-56	-524	-629	-11

Operating income	-3,340	-6,423	-13,100	-21,299	-3,340	-3,083	-6,677	-8,199

Financial income	889	1,529	2,098	4,253	889	640	569	2,155
Financial expenses	-1,682	-2,892	-3,883	-5,789	-1,682	-1,210	-991	-1,906

Income after financial items	-4,133	-7,786	-14,885	-22,835	-4,133	-3,653	-7,099	-7,950

Taxes	1,233	2,349	4,457	4,165	1,233	1,116	2,108	-292
Minority interest	-68	-250	-256	-343	-68	-182	-6	-87

Net income	-2,968	-5,687	-10,684	-19,013	-2,968	-2,719	-4,997	-8,329

1) In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other Information

Average number of shares, basic (million)	10,950	10,950	11,458	12,573
Earnings per share, basic (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58
Earnings per share, diluted (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58

NOTE 1
Items affecting comparability
Non-operational capital gains/losses, net	102	99	217	-42	102	-3	118	-259
Restructuring costs, net	—	-1,482	-5,691	-11,962	—	-1,482	-4,209	-6,271
Capitalization of development expenses, net	1,005	1,915	2,556	3,200	1,005	910	641	644

Total	1,107	532	-2,918	-8,804	1,107	-575	-3,450	-5,886

-of which in
Cost of sales	—	-438	-2,107	-5,589	—	-438	-1,669	-3,482
Operating expenses	1,005	641	-1,258	-3,092	1,005	-364	-1,899	-1,834
Other operating revenues and costs	102	99	217	-353	102	-3	118	-570
Share in earnings of JV and associated companies / phones	—	230	230	230	—	230	—	—

NOTE 2
Key measurements, excluding items affecting comparability
Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749
Adjusted gross margin	11,713	24,227	35,168	47,138	11,713	12,514	10,941	11,970
— as percentage of net sales	31.7%	32.1%	32.3%	32.3%	31.7%	32.5%	32.6%	32.6%
Adjusted operating expenses	-16,773	-31,311	-44,962	-59,309	-16,773	-14,538	-13,651	-14,347
— as percentage of net sales	45.4%	41.5%	41.2%	40.7%	45.4%	37.7%	40.7%	39.0%
Adjusted other operating revenues and costs	669	939	1,051	1,126	669	270	112	75
Share in earnings of JV and assoc. companies	-56	-810	-1,439	-1,450	-56	-754	-629	-11

Adjusted operating income	-4,447	-6,955	-10,182	-12,495	-4,447	-2,508	-3,227	-2,313
Adjusted operating margin (%)	-12.0%	-9.2%	-9.3%	-8.6%	-12.0%	-6.5%	-9.6%	-6.3%
Adjusted income after financial items	-5,240	-8,318	-11,967	-14,031	-5,240	-3,078	-3,649	-2,064

ACCOUNTING POLICIES AND REPORTING

Interim reports are prepared in accordance with RR 20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2003

From January 1, 2003, Ericsson has adopted the following new recommendations issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet):

•	Presentation of financial statements (RR22)
•	Investment property (RR24)
•	Segment reporting (RR25)
•	Events after the balance sheet date (RR26)
•	Financial instruments: Disclosure and presentation (RR27)
•	Accounting for government grants (RR28)

These changes have no impact on reported Net Income or Earnings Per Share. The presentation of certain items in the income statement will change and we will no longer report minority interests before tax and Income Before Tax. Instead, we will report Income after financial items and Net Income after deduction of Taxes and Minority interests. Minority interests will be reported net of taxes.

The presentation of the Balance Sheet will not change, however, the reported amounts of certain items will be affected.

RR22 requires compliance with all recommendations issued by the Swedish Financial Accounting Standards Council.

Prior to 2003, Ericsson deviated from the recommendations in two aspects:

•	In deviation from RR1:00, Consolidated Financial Statements, minority interests were divided in two items; share in income before taxes and share in taxes. From January 1, 2003, in accordance with RR1:00, we will report minority interest net of taxes.
•	In deviation from RR9, Income tax, deferred tax assets were prior to 2003 reported as both current and long-term. From January 1, 2003, all deferred taxes are reported as long term in accordance with RR9.

The new recommendation RR25, Segment reporting, has been adopted from January 1, 2003. As a consequence, we have reviewed our segments and decided to transfer internal service units from segment Other Operations to segment Systems, since the major part of the services are provided to Systems. This will reduce orders and sales previously reported in Other Operations and also reduce the amounts of eliminations of inter-segment sales. Employees in such service units will be transferred from Other Operations to Systems.

RR27 introduces changed rules for netting of assets and liabilities. The effect is that certain receivables for which the credit risks have been transferred to third parties can no longer be reported net without a formal three-party agreement. The amount for trade receivables and short-term borrowings will be affected.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	37,701	31,197	17,938	28,505	24,996	26,336	26,518
— Mobile Networks	29,344	22,900	12,439	20,865	17,475	20,020	21,508
— Fixed Networks	2,693	2,952	1,751	1,909	1,990	1,724	1,513
Total Network Equipment	32,037	25,852	14,190	22,774	19,465	21,744	23,021
— Of which Network Rollout	4,703	3,939	1,411	4,020	2,542	2,000	2,025
Professional Services	5,664	5,345	3,748	5,731	5,531	4,592	3,497
Other Operations	4,889	4,833	3,102	2,560	2,587	2,312	1,963
Less: Intersegment Orders	-697	-765	-510	-402	-523	-300	-353

Total	41,893	35,265	20,530	30,663	27,060	28,348	28,128

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems		-17%	-43%	59%	-12%	5%	1%
— Mobile Networks		-22%	-46%	68%	-16%	15%	7%
— Fixed Networks		10%	-41%	9%	4%	-13%	-12%
Total Network Equipment		-19%	-45%	60%	-15%	12%	6%
— Of which Network Rollout		-16%	-64%	185%	-37%	-21%	1%
Professional Services		-6%	-30%	53%	-3%	-17%	-24%
Other Operations		-1%	-36%	-17%	1%	-11%	-15%
Less: Intersegment Orders		10%	-33%	-21%	30%	-43%	18%

Total		-16%	-42%	49%	-12%	5%	-1%

					2003
Year over year change					Q1	Q2	Q3
Systems					-34%	-16%	48%
— Mobile Networks					-40%	-13%	73%
— Fixed Networks					-26%	-42%	-14%
Total Network Equipment					-39%	-16%	62%
— Of which Network Rollout					-46%	-49%	44%
Professional Services					-2%	-14%	-7%
Other Operations					-47%	-52%	-37%
Less: Intersegment Orders					-25%	-61%	-31%

Total					-35%	-20%	37%

	20021)				2003
Year to Date	0203	0206	0209	0212	0303	0306	0309
Systems	37,701	68,898	86,836	115,341	24,996	51,332	77,850
— Mobile Networks	29,344	52,245	64,684	85,549	17,475	37,495	59,003
— Fixed Networks	2,693	5,645	7,396	9,305	1,990	3,714	5,227
Total Network Equipment	32,037	57,890	72,080	94,854	19,465	41,209	64,230
— Of which Network Rollout	4,703	8,642	10,053	14,073	2,542	4,542	6,567
Professional Services	5,664	11,008	14,756	20,487	5,531	10,123	13,620
Other Operations	4,889	9,722	12,824	15,384	2,587	4,899	6,862
Less: Intersegment Orders	-697	-1,462	-1,972	-2,374	-523	-823	-1,176

Total	41,893	77,158	97,688	128,351	27,060	55,408	83,536

					2003
YTD year over year change					0303	0306	0309
Systems					-34%	-25%	-10%
— Mobile Networks					-40%	-28%	-9%
— Fixed Networks					-26%	-34%	-29%
Total Network Equipment					-39%	-29%	-11%
— Of which Network Rollout					-46%	-47%	-35%
Professional Services					-2%	-8%	-8%
Other Operations					-47%	-50%	-46%
Less: Intersegment Orders					-25%	-44%	-40%

Total					-35%	-28%	-14%

1)	Year 2002 restated to present Other Operations and Intersegment Orders excluding internal service operations

NET SALES BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	33,323	34,781	30,612	33,239	23,961	25,224	25,907
— Mobile Networks	25,552	26,971	23,923	24,657	17,643	18,949	19,826
— Fixed Networks	3,287	2,983	2,380	3,049	1,898	2,177	1,670
Total Network Equipment	28,839	29,954	26,303	27,706	19,541	21,126	21,496
— Of which Network Rollout	4,183	3,842	2,928	3,834	2,577	2,532	2,791
Professional Services	4,484	4,827	4,309	5,533	4,420	4,098	4,411
Other Operations	4,327	4,554	3,430	3,890	2,363	2,534	2,508
Less: Intersegment Sales	-684	-790	-529	-380	-465	-145	-376

Total	36,966	38,545	33,513	36,749	25,859	27,613	28,039

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems		4%	-12%	9%	-28%	5%	3%
— Mobile Networks		6%	-11%	3%	-28%	7%	5%
— Fixed Networks		-9%	-20%	28%	-38%	15%	-23%
Total Network Equipment		4%	-12%	5%	-29%	8%	2%
— Of which Network Rollout		-8%	-24%	31%	-33%	-2%	10%
Professional Services		8%	-11%	28%	-20%	-7%	8%
Other Operations		5%	-25%	13%	-39%	7%	-1%
Less: Intersegment Sales		15%	-33%	-28%	22%	-69%	159%

Total		4%	-13%	10%	-30%	7%	2%

					2003
Year over year change					Q1	Q2	Q3
Systems					-28%	-27%	-15%
— Mobile Networks					-31%	-30%	-17%
— Fixed Networks					-42%	-27%	-30%
Total Network Equipment					-32%	-29%	-18%
— Of which Network Rollout					-38%	-34%	-5%
Professional Services					-1%	-15%	2%
Other Operations					-45%	-44%	-27%
Less: Intersegment Sales					-32%	-82%	-29%

Total					-30%	-28%	-16%

	20021)				2003
Year to Date	0203	0206	0209	0212	0303	0306	0309
Systems	33,323	68,104	98,716	131,955	23,961	49,185	75,092
— Mobile Networks	25,552	52,523	76,446	101,103	17,643	36,592	56,418
— Fixed Networks	3,287	6,270	8,650	11,699	1,898	4,075	5,745
Total Network Equipment	28,839	58,793	85,096	112,802	19,541	40,667	62,163
— Of which Network Rollout	4,183	8,025	10,953	14,786	2,577	5,109	7,900
Professional Services	4,484	9,311	13,620	19,153	4,420	8,518	12,929
Other Operations	4,327	8,881	12,311	16,201	2,363	4,897	7,405
Less: Intersegment Sales	-684	-1,474	-2,003	-2,383	-465	-610	-986

Total	36,966	75,511	109,024	145,773	25,859	53,472	81,511

					2003
YTD year over year change					0303	0306	0309
Systems					-28%	-28%	-24%
— Mobile Networks					-31%	-30%	-26%
— Fixed Networks					-42%	-35%	-34%
Total Network Equipment					-32%	-31%	-27%
— Of which Network Rollout					-38%	-36%	-28%
Professional Services					-1%	-9%	-5%
Other Operations					-45%	-45%	-40%
Less: Intersegment Sales					-32%	-59%	-51%

Total					-30%	-29%	-25%

1)	Year 2002 restated to present Other Operations and Intersegment Sales excluding internal service operations

ADJUSTED OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

ADJUSTED OPERATING INCOME AND MARGIN
	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309
Systems	-2,799	-3,495	-4,604	-4,907	-2,097	-1,523	-341
Phones	—	-442	-992	-1,331	-500	-683	-483
Other Operations	-1,343	-2,318	-3,477	-4,715	-492	-834	-699
Unallocated1)	-305	-700	-1,109	-1,542	-318	-549	-779

Total	-4,447	-6,955	-10,182	-12,495	-3,407	-3,589	-2,302

	2002				2003
As percentage of net sales	0203	0206	0209	0212	0303	0306	0309
Systems	-8%	-5%	-5%	-4%	-9%	-3%	0%
Phones2)	—	—	—	—	—	—	—
Other Operations	-31%	-26%	-28%	-29%	-21%	-17%	-9%

Total	-12%	-9%	-9%	-9%	-13%	-7%	-3%

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-2,799	-696	-1,109	-303	-2,097	574	1,182
Phones	—	-442	-550	-339	-500	-183	200
Other Operations	-1,343	-975	-1,159	-1,238	-492	-342	135
Unallocated1)	-305	-395	-409	-433	-318	-231	-230

Total	-4,447	-2,508	-3,227	-2,313	-3,407	-182	1,287

	2002				2003
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-8%	-2%	-4%	-1%	-9%	2%	5%
Phones2)	—	—	—	—	—	—	—
Other Operations	-31%	-21%	-34%	-32%	-21%	-13%	5%

Total	-12%	-7%	-10%	-6%	-13%	-1%	5%

1) “Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses
2) Calculation not applicable

NUMBER OF EMPLOYEES
	20021)				2003
	0203	0206	0209	0212	0303	0306	0309
Systems	70,957	65,899	62,543	56,590	53,532	50,510	46,669
Other Operations	10,659	9,876	8,774	7,646	7,047	6,786	6,409
Unallocated	396	446	406	385	361	348	323

Total	82,012	76,221	71,723	64,621	60,940	57,644	53,401

Change in percent					0303	0306	0309
Systems					-25%	-23%	-25%
Other Operations					-34%	-31%	-27%
Unallocated					-9%	-22%	-20%

Total					-26%	-24%	-26%

1)	Employees with internal service units have been transferred from Other Operations to Systems

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	19,493	17,691	9,554	18,710	14,081	14,425	14,140
North America	7,003	5,834	4,473	5,567	4,693	4,622	4,380
Latin America	4,846	3,349	1,417	-37	2,621	1,669	2,245
Asia Pacific	10,551	8,391	5,086	6,423	5,665	7,632	7,363

Total	41,893	35,265	20,530	30,663	27,060	28,348	28,128

* Of which Sweden	2,437	2,506	1,346	1,331	1,406	1,190	967
* Of which EU	8,877	12,439	3,844	8,843	8,805	6,643	8,054

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*		-9%	-46%	96%	-25%	2%	-2%
North America		-17%	-23%	24%	-16%	-2%	-5%
Latin America		-31%	-58%	-103%		-36%	35%
Asia Pacific		-20%	-39%	26%	-12%	35%	-4%

Total		-16%	-42%	49%	-12%	5%	-1%

* Of which Sweden		3%	-46%	-1%	6%	-15%	-19%
* Of which EU		40%	-69%	130%	0%	-25%	21%

					2003
Year over year change					Q1	Q2	Q3
Europe, Middle East & Africa*					-28%	-18%	48%
North America					-33%	-21%	-2%
Latin America					-46%	-50%	58%
Asia Pacific					-46%	-9%	45%

Total					-35%	-20%	37%

* Of which Sweden					-42%	-53%	-28%
* Of which EU					-1%	-47%	110%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309
Europe, Middle East & Africa*	19,493	37,184	46,738	65,448	14,081	28,506	42,646
North America	7,003	12,837	17,310	22,877	4,693	9,315	13,695
Latin America	4,846	8,195	9,612	9,575	2,621	4,290	6,535
Asia Pacific	10,551	18,942	24,028	30,451	5,665	13,297	20,660

Total	41,893	77,158	97,688	128,351	27,060	55,408	83,536

* Of which Sweden	2,437	4,943	6,289	7,620	1,406	2,596	3,563
* Of which EU	8,877	21,316	25,160	34,003	8,805	15,448	23,502

					2003
YTD year over year change					0303	0306	0309
Europe, Middle East & Africa*					-28%	-23%	-9%
North America					-33%	-27%	-21%
Latin America					-46%	-48%	-32%
Asia Pacific					-46%	-30%	-14%

Total					-35%	-28%	-14%

* Of which Sweden					-42%	-47%	-43%
* Of which EU					-1%	-28%	-7%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	17,606	19,060	16,772	20,686	13,983	15,083	14,144
North America	4,072	6,063	6,381	6,552	3,940	4,217	4,271
Latin America	4,311	3,105	2,866	2,394	1,764	2,197	2,663
Asia Pacific	10,977	10,317	7,494	7,117	6,172	6,116	6,961

Total	36,966	38,545	33,513	36,749	25,859	27,613	28,039

* Of which Sweden	1,974	2,585	1,676	2,068	1,403	1,437	1,371
* Of which EU	10,867	11,068	9,193	12,268	7,885	8,070	7,950

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*		8%	-12%	23%	-32%	8%	-6%
North America		49%	5%	3%	-40%	7%	1%
Latin America		-28%	-8%	-16%	-26%	25%	21%
Asia Pacific		-6%	-27%	-5%	-13%	-1%	14%

Total		4%	-13%	10%	-30%	7%	2%

* Of which Sweden		31%	-35%	23%	-32%	2%	-5%
* Of which EU		2%	-17%	33%	-36%	2%	-1%

					2003
Year over year change					Q1	Q2	Q3
Europe, Middle East & Africa*					-21%	-21%	-16%
North America					-3%	-30%	-33%
Latin America					-59%	-29%	-7%
Asia Pacific					-44%	-41%	-7%

Total					-30%	-28%	-16%

* Of which Sweden					-29%	-44%	-18%
* Of which EU					-27%	-27%	-14%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309
Europe, Middle East & Africa*	17,606	36,666	53,438	74,124	13,983	29,066	43,210
North America	4,072	10,135	16,516	23,068	3,940	8,157	12,428
Latin America	4,311	7,416	10,282	12,676	1,764	3,961	6,624
Asia Pacific	10,977	21,294	28,788	35,905	6,172	12,288	19,249

Total	36,966	75,511	109,024	145,773	25,859	53,472	81,511

* Of which Sweden	1,974	4,559	6,235	8,303	1,403	2,840	4,211
* Of which EU	10,867	21,935	31,128	43,396	7,885	15,955	23,905

					2003
YTD year over year change					0303	0306	0309
Europe, Middle East & Africa*					-21%	-21%	-19%
North America					-3%	-20%	-25%
Latin America					-59%	-47%	-36%
Asia Pacific					-44%	-42%	-33%

Total					-30%	-29%	-25%

* Of which Sweden					-29%	-38%	-32%
* Of which EU					-27%	-27%	-23%

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan—Sep 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	37,857	49%	4,789	76%	42,646	51%
North America	13,215	17%	480	8%	13,695	16%
Latin America	6,372	8%	163	3%	6,535	8%
Asia Pacific	19,849	26%	811	13%	20,660	25%

Total	77,293	100%	6,243	100%	83,536	100%

Share of Total	93%		7%		100%

Jan—Sep 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	37,833	45%	8,905	76%	46,738	47%
North America	16,668	19%	642	5%	17,310	18%
Latin America	8,955	10%	657	6%	9,612	10%
Asia Pacific	22,460	26%	1,568	13%	24,028	25%

Total	85,916	100%	11,772	100%	97,688	100%

Share of Total	88%		12%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	0%		-46%		-9%
North America	-21%		-25%		-21%
Latin America	-29%		-75%		-32%
Asia Pacific	-12%		-48%		-14%

Total	-10%		-47%		-14%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan—Sep 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	37,920	50%	5,290	77%	43,210	53%
North America	12,080	16%	348	5%	12,428	15%
Latin America	6,384	9%	240	4%	6,624	8%
Asia Pacific	18,311	25%	938	14%	19,249	24%

Total	74,695	100%	6,816	100%	81,511	100%

Share of Total	92%		8%		100%

Jan—Sep 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	44,962	46%	8,476	76%	53,438	49%
North America	15,996	16%	520	5%	16,516	15%
Latin America	9,577	10%	705	6%	10,282	9%
Asia Pacific	27,304	28%	1,484	13%	28,788	27%

Total	97,839	100%	11,185	100%	109,024	100%

Share of Total	90%		10%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-16%		-38%		-19%
North America	-24%		-33%		-25%
Latin America	-33%		-66%		-36%
Asia Pacific	-33%		-37%		-33%

Total	-24%		-39%		-25%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date third quarter 2003

Orders	Share of total orders	Sales	Share of total sales
United States	15%	United States	14%
China	10%	China	8%
Italy	8%	Italy	6%
Sweden	4%	Sweden	5%
Spain	4%	Japan	4%
India	4%	Spain	4%
Russia	3%	Saudi Arabia	3%
Brazil	3%	United Kingdom	3%
United Kingdom	3%	Russia	3%
Germany	2%	Australia	3%

CUSTOMER FINANCING RISK EXPOSURE
(SEK billion)	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003
On-balance-sheet credits	18.9	21.1	21.1	15.6	10.4
Off-balance-sheet credits	6.8	1.5	1.6	1.8	1.8

Total credits	25.7	22.6	22.7	17.4	12.2
Less third party risk coverage	-0.8	-0.8	-2.6	-2.6	-0.4

Ericsson risk exposure	24.9	21.8	20.1	11.8	11.8

On-balance-sheet credits, net book value	12.7	14.0	13.6	10.0	4.3
Off-balance-sheet credits recorded as contingent liabilities	5.1	1.3	1.3	1.6	1.5

Financing commitments	14.0	14.0	12.5	11.0	6.7

TREND OF NET SALES AND OPERATING EXPENSES ISOLATED QUARTERS

	2002				2003
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	36,966	38,545	33,513	36,749	25,859	27,613	28,039

R&D and other technical expenses	-8,529	-7,000	-6,562	-7,240	-6,444	-5,855	-4,772
Selling expenses	-5,592	-5,033	-4,944	-4,853	-3,153	-2,667	-3,092
Administrative expenses	-2,652	-2,505	-2,145	-2,254	-1,808	-1,605	-1,765
Capitalization of development expenses, net	1,005	910	641	644	614	412	182

Operating expenses	-15,768	-13,628	-13,010	-13,703	-10,791	-9,715	-9,447
Operating expenses as percentage of net sales	42.7%	35.4%	38.8%	37.3%	41.7%	35.2%	33.7%

Restructuring costs	—	-1,274	-2,254	-2,478	-1,359	-2,296	-4,176

Operating expenses incl. restructuring costs	-15,768	-14,902	-15,550	-16,181	-12,150	-12,011	-13,623

Items as % of net sales
R&D and other technical expenses	23.1%	18.2%	19.6%	19.7%	24.9%	21.2%	17.0%
Selling expenses	15.1%	13.1%	14.8%	13.2%	12.2%	9.7%	11.0%
G&A expenses	7.2%	6.5%	6.4%	6.1%	7.0%	5.8%	6.3%

Adjusted operating expenses, excluding capitalization of development	-16,773	-14,538	-13,651	-14,347	-11,405	-10,127	-9,629
– as percentage of net sales	45.4%	37.7%	40.7%	39.0%	44.1%	36.7%	34.3%

ERICSSON

OTHER INFORMATION

SEK million	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Dec 2002	Jan-Sep 2002
Number of shares and earnings per share
Number of shares, end of period (million)	—	—	16,132	15,974	15,974
Number of treasury shares, end of period (million)	—	—	308	154	157
Number of shares outstanding, basic, end of period (million)	—	—	15,824	15,820	15,817
Average number of shares, basic (million) 1)	—	—	15,822	12,573	11,458
Average number of treasury shares (million)	—	—	248	156	157
Average number of shares, diluted (million) 1,2)	—	—	15,838	12,684	11,564
Earnings per share, basic (SEK)1)	-0.25	-0.41	-0.69	-1.51	-0.93
Earnings per share, diluted (SEK)1,2)	-0.25	-0.41	-0.69	-1.51	-0.93

Ratios
Equity ratio, percent	—	—	34.5	36.4	36.0
Capital turnover (times)	1.0	0.9	0.9	1.0	0.9
Accounts receivable turnover (times)	3.7	3.1	3.3	3.0	2.9
Inventory turnover (times)	5.9	4.1	5.7	5.1	4.3
Return on equity, percent	-24.9%	-28.1%	-21.8%	-26.7%	-18.8%
Return on capital employed, percent	-11.2%	-16.9%	-11.5%	-11.3%	-9.2%
Days Sales Outstanding	—	—	93	92	109
Payment readiness, end of period	—	—	71 362	66 306	66 626
Payment readiness, as percentage of sales	—	—	65.7%	45.5%	45.8%

Exchange rates used in the consolidation
SEK / EUR — average rate	—	—	9.16	9.15	9.14
— closing rate	—	—	8.96	9.15	9.17
SEK / USD — average rate	—	—	8.25	9.72	9.93
— closing rate	—	—	7.66	8.78	9.28

Other
Additions to tangible fixed assets	386	431	1,177	2,738	2,018
— Of which in Sweden	135	427	399	1,195	762

Additions to capitalized development expenses	458	662	1,731	3,442	2,659

Depreciation on tangible and other intangible assets	974	999	3,630	5,231	3,661
Goodwill amortization	496	178	1,709	1,064	713
Amortization of development expenses	276	21	523	242	103

Total depreciation and amortization of tangible / intangible assets	1,746	1,198	5,862	6,537	4,477

Orders booked	28,128	20,530	83,536	128,351	97,688
Export sales from Sweden	16,333	19,189	50,819	86,695	65,151

1)	Adjusted for stock dividend element of stock issue in 2002.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: October 30, 2003